

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Wayne Coll
Chief Financial Officer
Precision Optics Corporation
22 East Broadway
Gardner, MA 01440

> **Re: Precision Optics Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **Form 10-Q for the Quarterly Period Ended September 30, 2023**
> **File No. 001-10647**

Dear Wayne Coll:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 9

1. You disclose on page 9 that your critical accounting policies are included in the Notes to your Financial Statements but it is not clear how your disclosure is responsive to Item 303(b)(3) of Regulation S-K. Please provide separate disclosure that fully addresses Item 303(b)(3) in future filings. Your disclosure should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the methods, assumptions and estimates underlying its calculation, as set forth in Item 303(b)(3). Please ensure that the disclosure of your critical accounting estimates is not a repetition of your significant accounting policies.

Item 9A. Controls and Procedures , page 12

2.   We note that your internal control over financial reporting and disclosure controls and procedures were deemed not effective due to a material weakness in your internal controls over financial reporting. Please tell us and revise future filings to clearly disclose the nature of any material weakness, its impact on your financial reporting and ICFR, and management's current plans, if any, or actions already undertaken, for remediating the material weakness. We also note that your internal control over financial reporting was deemed effective at September 30, 2023 yet you state that there were no changes in it during the quarter. Please revise future filings to disclose remediation actions taken to resolve the material weakness. Please refer to Item 308(a)(3) of Regulation S-K and the 2007 interpretive guidance issued by the SEC in Release No. 34–55929.

Financial Statements
Note 1. Summary of Significant Accounting Policies
(c) Revenues, page F-7

3.   Please revise your revenue recognition policy in future filings to describe (i) how you recognize revenue for each product and service type presented on page F-8, (ii) the performance obligations you have identified as part of your contracts with customers, (iii) how you satisfy your performance obligations, (iv) the significant judgments made in evaluating when a customer obtains control of promised goods or services, and (v) whether you offer a warranty on your products or services. Refer to ASC 606-10-25-14 through 25-22 and 606-10-25-23 through 25-37. Please also address customer contracts that contain unique, customer-specific terms and conditions, variable consideration, as well as multiple performance obligations, as discussed on page F-1. Refer to ASC 606-10-32-1 through 32-13 and 32-28 through 32-45. For Engineering Design Services, please clarify why point in time is appropriate for revenue recognition, including your consideration of the criteria in ASC 606-10-25-27 through 25-29. Lastly, please ensure that you provide all of the required disclosures under ASC 606-10-50, as applicable, including 50-12, 50-17, 50-18, 50-19, and 50-20. Please provide us any revised accounting policy and disclosures that you propose to put in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 14

4.   Quarterly Days' Sales in Accounts Receivable appears to have increased from 62 at September 30, 2022 to 97 at September 30, 2023. Please explain to us and in future filings the reason for the increase.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services